UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 000-53543

Ballard Power Systems Inc.

(Translation of registrant’s name into English)

9000 Glenlyon Parkway

Burnaby, B.C. V5J 5J8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference (i) into the registration statements on Form S-8 filed by the Registrant under the Securities Act of 1933 (File Nos. 333-271785 and 333-225494), and (ii) as an exhibit to the registration statement on Form F-10 filed by the Registrant under the Securities Act of 1933 (File No. 333-287958).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated June 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLARD POWER SYSTEMS INC.
Date: June 17, 2025

	By:	/s/ Kate Igbalode
	Name:	Kate Igbalode
	Title:	Senior Vice President & Chief Financial Officer

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